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                                                                    Exhibit 99.1

    SIFY'S SHAREHOLDERS APPROVE INVESTMENT BY SOFTBANK & VENTURE TECH AT EGM

CHENNAI, INDIA -- DEC. 9, 2002 -- Satyam Infoway Limited (Nasdaq: SIFY), India's premier Internet, networking and eCommerce company, announced today that Sify's shareholders approved each of the proposals submitted to shareholders at the Extraordinary General Meeting held today, including the issue of shares to an affiliate of Softbank Asia Infrastructure Fund (SAIF) and VentureTech Solutions Private Ltd. (VentureTech) in a pending financing transaction, an additional allocation for the Associate Stock Option Plan and an amendment to Articles of Association to incorporate specified rights of the new investors.

These approvals authorize the Board of Directors of the Company to issue, in one or more tranches, up to 12.5 million shares, amend the Memorandum and Articles of Association to incorporate rights of SAIF and Venture Tech, reappoint Mr. R. Ramaraj as Managing Director of the Company for a further period of five years effective April 1, 2003 and change the company's name to Sify Limited, subject to approval of the Government.

These approvals facilitate the Softbank Asia Infrastructure Fund (SAIF) to invest USD 13 Million into Sify in December 2002, and VentureTech to invest USD
3.5 Million in December, and a further USD 3.5 Million on or before April 2003. Sify currently expects that the SAIF investment and the first half of the VentureTech investment will be completed on December 16, 2002.

Constitution of the Board to change on closure of investment:

The Board which met after the EGM decided that the Board of Directors will be reconstituted post closure of the investment as follows: SAIF: Eric Hsia and Ravi Chandra Adusumalli, VentureTech: Sandeep Reddy, SARF: Donald Peck; Independent Directors: S Srinivasan and TH Chowdary and Satyam Computer Services by new nominees K Thiagarajan and V Srinivas. R Ramaraj will continue as Managing Director.

ABOUT SIFY:

Satyam Infoway Ltd. is the largest network and e-Commerce services company in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 53 points of presence in India, representing an estimated 90% of the established PC base in the country. A significant part of the company's revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services and hosting. As of September 30, 2002, a host of blue chip customers used Sify's corporate service offering. Sify's Consumer Internet Access business had, as of September 30, 2002, approximately 600,000 retail subscribers. The company's network services, data center operations and customer relationship management are accredited ISO 9001:2000.

For more information about Satyam Infoway, visit www.sifycorp.com.

FORWARD LOOKING STATEMENTS:

This press release contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.
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The securities proposed to be issued to Softbank and VentureTech have not been registered under the Securities Act of 1933, as amended, are being sold to non-U.S. persons in a private placement and may not be reoffered or resold except pursuant to a registration statement or an exemption from such registration requirements. This press release is neither an offer to sell nor the solicitation of an offer to purchase any such securities.

For a discussion of the risks associated with Satyam Infoway's business, please see the discussion under the caption "Risks Related to Our Business" in the company's report on Form 6-K for the quarter ended September 30, 2002 which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.

FOR FURTHER INFORMATION PLEASE CONTACT:

Satyam Infoway Limited
Mr. David Appasamy,  (+91 44) 254 0770 Extn. 2013
david_appasamy@sifycorp.com
Corporate Website: www.sifycorp.com